# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cooper-Standard Holdings Inc., CIK 0001320461
CUSIP: 21676P103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 40300 Traditions Drive, Northville, Michigan (MI), 48168
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000929638-23-000538
Filed by CIK 0001590729

## Reporting persons
- Millstreet Capital Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Connolly Brian D: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Kelleher Craig: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Cooper-Standard Holdings Inc.
Address of issuer's principal executive offices: 40300 Traditions Drive, Northville, Michigan, 48168

## Item 2. Person Filing
Name of person filing:
Millstreet Capital Management LLC
Brian D. Connolly
Craig M. Kelleher
Address of principal business office or, if none, residence:
Millstreet Capital Management LLC
Brian D. Connolly
Craig M. Kelleher
c/o Millstreet Capital Management LLC
545 Boylston Street, 8th Floor
Boston, MA 02116
Citizenship:
Millstreet Capital Management LLC - Delaware
Brian D. Connolly - United States
Craig M. Kelleher - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 0.00 shares
Percent of class: 0.00
Sole power to vote or to direct the vote: 0.00 shares
Shared power to vote or to direct the vote: 0.00 shares
Sole power to dispose or to direct the disposition: 0.00 shares
Shared power to dispose or to direct the disposition: 0.00 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Millstreet Capital Management LLC: /s/ Brian D. Connolly, Brian D. Connolly, Managing Member (05/15/2026)
- Connolly Brian D: /s/ Brian D. Connolly, Brian D. Connolly (05/15/2026)
- Kelleher Craig: /s/ Craig M. Kelleher, Craig M. Kelleher (05/15/2026)